Exhibit 99.1


                       MSYSTEMS LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF SEPTEMBER 30, 2006


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                     PAGE
                                                                 ------------

INTERIM CONSOLIDATED BALANCE SHEETS                                  2 - 3

INTERIM CONSOLIDATED STATEMENTS OF INCOME                              4

INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY                   5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                        6 - 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                   8 - 17




                          - - - - - - - - - - - - - - -
                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                         DECEMBER 31,        SEPTEMBER 30,
                                                                                             2005                2006
                                                                                       ----------------    -----------------
                                                                                                               UNAUDITED
                                                                                                           -----------------
     ASSETS
 CURRENT ASSETS:
   Cash and cash equivalents                                                            $       71,507      $        39,732
   Short-term bank deposits                                                                      1,202                1,480
   Short-term held-to-maturity securities                                                       26,177               80,465
   Trade receivables (net of allowance for doubtful accounts of $ 424 as of
     December 31, 2005, and $ 446 as of September 30, 2006)                                    131,857              129,750
   Related party trade receivables                                                               1,476                1,061
   Deferred taxes                                                                                    -                1,632
   Inventories (Note 3)                                                                         76,326              117,871
   Other receivables and prepaid expenses                                                       15,153               12,193
                                                                                       ----------------    -----------------

 Total current assets                                                                          323,698              384,184
 -----                                                                                 ----------------    -----------------

 LONG-TERM INVESTMENTS AND RECEIVABLES:
   Severance pay fund                                                                            4,821                6,412
   Investment in and advances to equity method investee                                              -                  699
   Long-term held-to-maturity securities                                                        87,448               38,983
   Available-for-sale equity securities                                                          5,036                5,944
   Long-term receivables                                                                           886                1,143
                                                                                       ----------------    -----------------

 Total long-term investments and receivables                                                    98,191               53,181
 -----                                                                                 ----------------    -----------------

 DEFERRED PURCHASE CREDITS, NET                                                                 71,544               85,583
                                                                                       ----------------    -----------------

 PROPERTY AND EQUIPMENT, NET                                                                    29,462               41,871
                                                                                       ----------------    -----------------

 MINORITY INTEREST IN SUBSIDIARY                                                                 2,167                    -
                                                                                       ----------------    -----------------

 DEFERRED TAXES                                                                                      -                3,387
                                                                                       ----------------    -----------------

 INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET                                                 12,677               11,746
                                                                                       ----------------    -----------------

 GOODWILL                                                                                       28,518               30,192
                                                                                       ----------------    -----------------

 Total assets                                                                           $      566,257      $       610,144
 -----                                                                                 ================    =================


The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                        DECEMBER 31,         SEPTEMBER 30,
                                                                                            2005                 2006
                                                                                      ----------------     -----------------
                                                                                                               UNAUDITED
                                                                                                           -----------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
   Trade payables                                                                      $      121,792       $        93,719
   Excess of losses over investment in equity method investee                                   1,171                     -
   Deferred revenues                                                                            2,280                 3,214
   Other payables and accrued expenses                                                         29,175                37,623
                                                                                      ----------------     -----------------

 Total current liabilities                                                                    154,418               134,556
 -----                                                                                ----------------     -----------------

 LONG-TERM LIABILITIES:
   Convertible Senior Notes                                                                    71,380                71,457
   Severance pay obligations                                                                    6,133                 8,372
   Deferred tax liabilities                                                                     3,699                 6,548
   Other long-term liabilities                                                                    488                   870
                                                                                      ----------------     -----------------

 Total long-term liabilities                                                                   81,700                87,247
 -----                                                                                ----------------     -----------------

 MINORITY INTEREST IN SUBSIDIARY                                                                    -                14,933
                                                                                      ----------------     -----------------

 COMMITMENTS AND CONTINGENT LIABILITIES

 SHAREHOLDERS' EQUITY:
   Share capital:
     Ordinary shares of NIS 0.001 par value: Authorized - 100,000,000 shares at
     December 31, 2005 and September 30, 2006; Issued and outstanding -
     36,864,457 shares at December 31, 2005 and 38,305,971 shares at September
     30, 2006                                                                                      10                    10
   Additional paid-in capital                                                                 325,801               350,318
   Deferred stock compensation                                                                 (1,334)                    -
   Accumulated other comprehensive income                                                       3,815                 6,656
   Retained earnings                                                                            1,847                16,424
                                                                                      ----------------     -----------------

 Total shareholders' equity                                                                   330,139               373,408
 -----                                                                                ----------------     -----------------

 Total liabilities and shareholders' equity                                            $      566,257       $       610,144
 -----                                                                                ================     =================

The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                                   NINE MONTHS
                                                                                               ENDED SEPTEMBER 30,
                                                                                       ------------------------------------
                                                                                              2005               2006
                                                                                       ------------------   ---------------
                                                                                                    UNAUDITED
                                                                                       ------------------------------------
 Revenues                                                                               $        392,540     $     645,679
                                                                                       ------------------   ---------------

 Costs and expenses:

   Costs of goods sold (1)                                                                       288,717           515,586
   Non recurring credit received from supplier                                                         -           (19,426)
   Research and development, net (1)                                                              28,084            38,206
   Selling and marketing (1)                                                                      25,250            40,748
   General and administrative (1)                                                                  9,405            24,045
                                                                                       ------------------   ---------------

 Total costs and expenses                                                                        351,456           599,159
 -----                                                                                 ------------------   ---------------

 Operating income                                                                                 41,084            46,520
 Financial income, net                                                                             6,923             3,479
 Other income, net                                                                                     -             1,184
                                                                                       ------------------   ---------------

 Income before taxes on income                                                                    48,007            51,183
 Taxes on income                                                                                       -               641
                                                                                       ------------------   ---------------

 Income after taxes on income                                                                     48,007            50,542
 Equity in losses of an affiliate                                                                 (2,294)           (4,013)
 Minority interest in earnings of a subsidiary                                                   (21,264)          (31,952)
                                                                                       ------------------   ---------------

 Net income                                                                             $         24,449     $      14,577
                                                                                       ==================   ===============

 Basic earnings per share                                                               $           0.68     $        0.38
                                                                                       ==================   ===============

 Diluted earnings per share                                                             $           0.62     $        0.36
                                                                                       ==================   ===============

 Weighted average number of shares used in computing basic earnings per share                 36,011,603        37,907,373
                                                                                       ==================   ===============

 Weighted average number of shares used in computing diluted earnings per share               40,380,426        42,194,638
                                                                                       ==================   ===============

(1) Stock-based compensation expense is included in the following line items:

       Cost of goods sold                                                               $            143    $         720
       Research and development                                                                      715            3,072
       Selling and marketing                                                                         937            2,973
       General and administrative                                                                    500            2,891
                                                                                       ------------------  ---------------

       Total                                                                            $          2,295    $       9,656
       ------                                                                          ==================  ===============


The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                ACCUMULATED
                                                       ADDITIONAL   DEFERRED       OTHER                   TOTAL          TOTAL
                                                SHARE   PAID-IN      STOCK     COMPREHENSIVE RETAINED  COMPREHENSIVE  SHAREHOLDERS'
                                               CAPITAL  CAPITAL   COMPENSATION    INCOME     EARNINGS     INCOME         EQUITY
                                               ------- ---------- ------------ ------------- --------  -------------  -------------
Balance as of January 1, 2006                  $   10  $ 325,801  $    (1,334) $      3,815  $  1,847                 $    330,139

  Reversal of deferred stock compensation due
    to adoption of FAS 123(R)                             (1,334)       1,334             -         -                            -
  Exercise of share options, net                 *) -     13,782            -             -         -                       13,782
  Reversal of valuation allowance relating to
    operating loss carryforwards resulting
    from exercise of stock options                         2,413                                                             2,413
  Stock based compensation expense                  -      9,656            -             -         -                        9,656
  Other comprehensive income (loss):
  Reclassification to income statement of
    realized loss on cash flow hedge                -          -            -           114         -  $         114           114
  Unrealized loss on available- for-sale
    securities and reclassification adjustment
    to income statement of realized gain, net
    of tax                                          -          -            -          (725)        -           (725)         (725)
  Foreign currency translation adjustments          -          -            -         3,452         -          3,452         3,452
  Net income                                        -          -            -             -    14,577         14,577        14,577
                                               ------- ---------- ------------ ------------- --------  -------------  -------------

Total comprehensive income                                                                             $      17,418
-----                                                                                                  =============

Balance as of September 30, 2006               $   10  $ 350,318  $         -  $      6,656  $ 16,424                 $    373,408
                                               ======= ========== ============ ============= ========                 =============

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                 NINE MONTHS ENDED
                                                                                                   SEPTEMBER 30,
                                                                                         ---------------------------------
                                                                                               2005             2006
                                                                                         ----------------  ---------------
                                                                                                     UNAUDITED
                                                                                         ---------------------------------
 Cash flows from operating activities:

   Net income                                                                             $       24,449    $      14,577
   Adjustments required to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                                 3,167            6,644
     Amortization of deferred purchase credit                                                          -           12,339
     Gain from initial purchasers' option related to Convertible Senior Notes                     (1,450)               -
     Minority interest in earnings of a subsidiary                                                21,264           31,952
     Stock-based compensation expense                                                              2,295            9,656
     Equity in losses of an affiliate                                                              2,294            4,013
     Accrued interest on short-term bank deposits                                                    (18)             (28)
     Interest accrued and amortization of premium and discount on held-to-maturity
       marketable securities                                                                         354              139
     Amortization of discount on Convertible Senior Notes and deferred charges                        53               77
     Loss (gain) from sale of available-for-sale marketable securities                               127           (1,184)
     Accrued severance pay, net                                                                      444              648
     Long-term lease deposits, net                                                                    26             (123)
     Deferred income taxes, net                                                                        -           (1,777)
     Decrease (increase) in trade receivables, net                                                (9,353)           2,612
     Decrease (increase) in related party trade receivables                                       (1,161)             415
     Decrease (increase) in inventories                                                            6,558          (41,441)
     Decrease in other receivables and prepaid expenses                                              654            3,381
     Increase (decrease) in trade payables                                                        36,249          (19,097)
     Increase in deferred revenues                                                                   889              934
     Increase in other payables and accrued expenses                                               3,719            8,228
                                                                                         ----------------  ---------------

 Net cash provided by operating activities                                                        90,560           32,070
                                                                                         ----------------  ---------------

 Cash flows from investing activities:

   Investment in held-to-maturity marketable securities                                         (244,944)          (47,862)
   Investment in available-for-sale marketable securities                                        (36,823)                -
   Purchase of property and equipment                                                             (6,941)          (17,314)
   Purchase of intangible assets                                                                       -               (50)
   Loans to employees, net                                                                          (100)                2
   Proceeds from maturities of held-to-maturity marketable securities                            145,931            41,900
   Proceeds from sale of available-for-sale marketable securities                                      -             1,260
   Short-term bank deposits, net                                                                  40,518              (250)
   Purchase of equipment pursuant to PSA with Hynix                                                    -           (35,439)
   Investment in loans and shares of equity method investee                                       (1,426)           (5,882)
                                                                                         ----------------  ---------------

 Net cash used in investing activities                                                    $     (103,785)   $     (63,635)
                                                                                         ================  ===============

The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                   NINE MONTHS ENDED
                                                                                                     SEPTEMBER 30,
                                                                                            --------------------------------
                                                                                                  2005             2006
                                                                                            ----------------  --------------
                                                                                                        UNAUDITED
                                                                                            --------------------------------
 Cash flows from financing activities:

   Proceeds from issuance of Convertible Senior Notes                                                71,300               -
   Proceeds from issuance of initial purchasers option on Convertible Senior Notes                   1,450                -
   Cash distribution to minority shareholders of a subsidiary                                        (26,000)       (14,852)
   Payment of issuance costs for Convertible Senior Notes                                            -                 (250)
   Proceeds from exercise of share options, net                                                      6,230           14,025
   Proceeds from issuance of shares related to employee stock purchase plan                          626                  -
   Issuance costs of Convertible Senior Notes                                                        (947)                -
   Proceeds of long-term loan                                                                        -                  366
                                                                                            ----------------  --------------

 Net cash provided by (used in) financing activities                                                 52,659            (711)
                                                                                            ----------------  --------------

 Effect of foreign currency exchange differences on cash and cash equivalents                        -                  501
                                                                                            ----------------  --------------

 Increase (decrease) in cash and cash equivalents                                                    39,434         (31,775)
 Cash and cash equivalents at the beginning of the period                                            56,511          71,507
                                                                                            ----------------  --------------

 Cash and cash equivalents at the end of the period                                          $       95,945    $     39,732
                                                                                            ================  ==============

 Non-cash investing and financing activities:

   Accrued issuance costs for Convertible Senior Notes                                       $          250    $          -
                                                                                            ================  ==============
   Purchase of equipment under the PSA with Hynix                                            $            -    $        270
                                                                                            ================  ==============
   Accrued expenses related to issuance of share capital                                     $            -    $        243
                                                                                            ================  ==============


The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 1:-    GENERAL

            a.    Interim unaudited financial statements:

                  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States relating to interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the consolidated balance sheets, operating results and cash flows for the periods presented. Operating results for the nine months ended September 30, 2006, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2006.

                  These consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements and accompanying notes as of December 31, 2005, included in the Company's annual report for the year ended December 31, 2005, filed on Form 20-F on July 17, 2006 ("the annual consolidated financial statements").

            b. On July 30, 2006, the Company entered into an Agreement and Plan of Merger with SanDisk Corporation ("SanDisk") and Project Desert Ltd., a wholly-owned subsidiary of SanDisk ("MergerSub") pursuant to which, and subject to the terms and the conditions set forth in the agreement, (A) MergerSub would merge with and into the Company and, as a result, the Company would become a wholly-owned subsidiary of SanDisk and (B) at the effective time of the merger, each Ordinary share of the Company outstanding will be converted into the right to receive 0.76368 of a share of SanDisk Common stock.

                  Each party has certain rights to terminate the merger agreement. If the merger agreement is terminated under certain circumstances (including if it is terminated by the Company in order to accept a superior acquisition proposal), the Company has agreed that it will pay SanDisk a termination fee of $ 74,000.

                  On November 8, 2006 the shareholders of msystems have voted to approve the acquisition of msystems by SanDisk. More than 99% of the shares represented at the meeting voted in favor of the transaction.

                  On November 16, 2006, the District Court of Tel Aviv in Israel gave its final approval for SanDisk to complete its acquisition of the Company, following the Company's shareholder approval of the transaction on November 8, 2006.

            c.    Product Supply Agreement with Hynix:

                  As discussed in Note 1d to the Company's annual consolidated financial statements, in August 2005, the Company entered into a Product Supply Agreement ("PSA") with Hynix whereby the Company is committed to purchase equipment for a total amount of approximately $ 100,000, which is to be placed at Hynix's manufacturing facility in return for which the Company is to receive guaranteed capacity and favorable pricing on purchases msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



NOTE 1:-    GENERAL (CONT.)

                  from Hynix. Over the term of the PSA (six years), the Company will receive credit on the products purchased from Hynix of up to the $ 100,000 invested in the equipment.

                  The Company completed the purchase of the equipment under the PSA and Hynix has initiated the supply of products to the Company under the abovementioned terms during the first quarter of 2006.

                  The Company has recognized the amount invested in the equipment as deferred purchase credit, which will be amortized over the term of the PSA as an additional cost to the products purchased from Hynix. The amount will be amortized on a straight-line method over the PSA term, subject to certain conditions. During the nine months ended September 30, 2006, the Company amortized an amount of approximately $ 12,436 of the deferred purchase credits (including an amount of $ 212 out of other comprehensive loss resulting from a cash flow hedge on the purchase of a portion of the equipment) and recorded such amortization as an increase to the cost of the products purchased from Hynix, which have already been sold as of September 30, 2006.

            d. During April 2006, the Company terminated its strategic agreement with Samsung, which was effective until December 31, 2007. As a result of this termination, the Company will no longer be entitled to committed manufacturing capacity and favorable pricing terms from Samsung under the agreement or to receive license fees from Samsung. Samsung will no longer hold a license to the Company's patents, effective from the termination date. Consequently, the Company will likely need to source flash components from alternate sources and may encounter difficulties in sourcing additional flash components, or be required to source flash components from alternate sources at higher relative prices. The Company has received a letter from Samsung according to which Samsung disputes the termination of the agreement.

            e.    Non recurring credit received from supplier:

                  During the nine month period ended September 30, 2006, the Company's joint venture with Toshiba (the "Venture") received a non recurring credit from Toshiba as price adjustments for flash components purchased during previous years in the amount of $ 20,000 of which $ 19,426 was recognized as a reduction of cost and expenses in the nine months ended September 30, 2006.

            f. As mentioned in Note 1f to the Company's annual consolidated financial statements, the Company restated its financial statements as of December 31, 2004 and 2005 and for each of the three years period ended December 31, 2005 for the previous stock option grants for which the stock price on the corrected measurement date was higher than such price on the previously determined measurement dates. As a result, the Company also recorded an accrual for certain employee tax exposures. During the nine months ended September 30, 2006, the Company recorded additional accrual of $2.6 million

            g.    Seasonal effect:

                  The Company experiences stronger demand for its mDrive products in the second half of the fiscal year due to end-of-year holiday purchases.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

            a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements except as detailed in c below.

            b.    Use of estimates:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            c. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), under which the Company previously accounted for its share based awards granted to employees and directors,. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

                  SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. During the nine months ended September 30, 2005, the Company recognized stock-based compensation expense related to employee stock options in the amount of $2,295.

                  The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the nine months period ended September 30, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted from January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

                  The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income before income taxes and net income for the nine months ended September 30, 2006, is $ 8,872 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the nine months ended September 30, 2006, are $ 0.23 and $ 0.21 per share lower, respectively, than if the Company had continued to account for share-based compensation under APB 25.

                  In May 2006 the Company granted Stock Appreciation Right ("SAR") units under the terms of the Company's 2003 Stock Option and Restricted Stock Incentive Plan. SAR unit - is a right granted to an employee to obtain such number of ordinary shares of the Company which aggregate value (up to a maximum of $80 per unit) on date of exercise will equal the difference between the exercise price determined on the date of grant to the market value on the date of exercise. The fair value of the SAR units is calculated based on the Binomial valuation method.

                  The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and the Binomial model for the May 2006 grants. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending September 30, 2006, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

                  The fair value of the Company's stock options granted to employees and directors for the nine months ended September 30, 2006 and 2005 was estimated using the following weighted average assumptions:

                                                      NINE MONTHS ENDED
                                                         SEPTEMBER 30,
                                               --------------------------------
                                                    2005              2006
                                               --------------    --------------
                                                           UNAUDITED
                                               --------------------------------

                  Risk free interest rate           3.80%             4.90%
                  Dividend yields                    0%                0%
                  Volatility                        0.56              0.63
                  Expected term (in years)          3.25              4.82
                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  A summary of option activity under the Company's Stock Option and Restricted Stock Incentive Plan as of September 30, 2006 and changes during the nine months ended September 30, 2006 are as follows:

                                                                                           WEIGHTED-
                                                                         WEIGHTED-         AVERAGE
                                                                         AVERAGE          REMAINING         AGGREGATE
                                                         NUMBER OF       EXERCISE         CONTRACTUAL       INTRINSIC
                                                          OPTIONS         PRICE         TERM (IN YEARS)       VALUE
                                                       -------------  --------------   -----------------  --------------
                                                                                   UNAUDITED
                                                       -----------------------------------------------------------------
                  Outstanding at December 31, 2005        5,806,965      $    14.77
                  Granted                                 1,282,850      $    32.56
                  Exercised                              (1,441,514)     $     9.73
                  Forfeited                                (366,467)     $    20.92
                                                       -------------

                  Outstanding at September 30, 2006       5,281,834      $    20.04                7.89      $  106,719
                                                       =============  ==============   =================  ==============

                  Exercisable at September 30, 2006       1,236,203      $      8.6                5.75      $   39,112
                                                       =============  ==============   =================  ==============

                  Vested and expected to vest             4,270,368      $    24.78                7.74          89,817
                                                       =============  ==============   =================  ==============

                  The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2006 was $ 9.83. The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the third quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on September 30, 2006. This amount changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the nine months ended September 30, 2006 was $ 34,397. As of September 30, 2006, there was $ 18,414 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 3.26 years.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The pro-forma table below reflects the Company's stock based compensation expense, net income and basic and diluted earnings per share for the nine months ended September 30, 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

                                                                                                     NINE MONTHS ENDED
                                                                                                     SEPTEMBER 30, 2005
                                                                                                    --------------------
                                                                                                          UNAUDITED
                                                                                                    --------------------
                  Net income as reported                                                              $        24,449

                  Add: stock-based compensation expense recognized under APB 25                                 2,295

                  Deduct: stock-based compensation expense determined under fair value method
                    for all awards                                                                             (8,752)
                                                                                                    --------------------

                  Pro forma net income                                                                $        17,992
                                                                                                    ====================

                  Basic earnings per share, as reported                                               $          0.68
                                                                                                    ====================

                  Diluted earnings per share, as reported                                             $          0.62
                                                                                                    ====================

                  Pro forma basic earnings per share                                                  $          0.50
                                                                                                    ====================

                  Pro forma diluted earnings per share                                                $          0.45
                                                                                                    ====================

                  Weighted average number of shares used in computing pro forma basic earnings
                    per share                                                                              36,011,603
                                                                                                    ====================

                  Weighted average number of shares used in computing pro forma diluted earnings
                    per share                                                                              40,041,253
                                                                                                    ====================

                  For purpose of pro-forma disclosures stock based compensation is amortized over the vesting period using the accelerated attribution method.

                  Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior nine months period ended September 30, 2005 under SFAS 123 and the stock based compensation expense recognized during the current nine months ended September 30, 2006 under SFAS 123(R) are not directly comparable.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            d.    Recently issued accounting pronouncements:

                  In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

                  FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for income taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

                  FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

                  FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company is still evaluating the potential impact of FIN 48 on the Company's financial position and results of operations.


NOTE 3:-    INVENTORIES

                                        DECEMBER 31, 2005     SEPTEMBER 30, 2006
                                        -----------------     ------------------
                                                                   UNAUDITED
                                                              ------------------

                Raw materials             $       33,248        $        44,856
                Work in progress                   2,386                  3,398
                Finished goods                    40,692                 69,617
                                        -----------------     ------------------

                                          $       76,326        $       117,871
                                        =================     ==================


                  Finished goods include products already delivered to customers for which revenues were not recognized in accordance with the Company's revenue recognition policy and to a lesser extent, inventory on consignment to the Company's customers, in the aggregate amount of $ 21,910 at December 31, 2005 and $ 11,721 at September 30, 2006.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 4:-    EARNINGS PER SHARE

            The following table sets forth the computation of historical basic and diluted earnings per share:

                                                                                                NINE MONTHS ENDED
                                                                                                   SEPTEMBER 30,
                                                                                          ------------------------------
                                                                                               2005             2006
                                                                                          ------------------------------
                                                                                                     UNAUDITED
                                                                                          ------------------------------
            Numerator:

               Numerator for basic earnings per share - income  available to
              Ordinary shareholders                                                         $   24,449       $   14,577

              Effect of dilutive securities:
               Interest expenses on Convertible Senior Notes                                       464              666
                                                                                          -------------    -------------
               Net income used for the computation of diluted earnings per share            $   24,913       $   15,243
                                                                                          =============    =============

            Denominator:

               Denominator for basic earnings per share -
                 Weighted average number of shares outstanding during the period            36,011,603       37,907,373
               Effect of dilutive securities:

                 Employee stock options and stock purchase plan                              2,533,889        1,651,987

                 Convertible Senior Notes                                                    1,834,934        2,635,278
                                                                                          -------------    -------------

               Denominator for diluted earnings per share                                   40,380,426       42,194,638
                                                                                          =============    =============

NOTE 5:-    LITIGATION

            a. The Company and a number of its distributors are in litigation in Singapore with a Singaporean company ("the Plaintiff") with respect to, inter-alia, alleged infringement of a patent. On May 12, 2005, the High Court of Singapore ("the Court") ruled in favor of the Plaintiff. On November 11, 2005, the Court of Appeals of Singapore confirmed the Court's ruling and dismissed the Company's appeal. The matter is currently before the Court to determine the amount of damages, both for legal costs and compensatory damages, which are to be awarded to the Plaintiff. The hearing in respect of the legal costs is set to be heard November 20, 2006. The Company provided an accrual in prior periods and subsequently updated the amount accrued for this litigation based on current estimates provided by the Company's external legal counsel.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 5:-    LITIGATION (CONT.)

            b. On May 7, 2006, a former employee of the Company ("the plaintiff") filed a lawsuit against the Company in the Tel Aviv District Court claiming, among other things, that the Company breached an undertaking to him to establish a jointly-held company with him, which would be the owner of intellectual property rights over certain technologies developed by the plaintiff during his employment with the Company. The plaintiff has previously filed a similar lawsuit against the Company in Labor Court, which was dismissed due to lack of jurisdiction. The Company filed a statement of defense on July 16, 2006. The plaintiff filed his response to the statement of defense on October 9, 2006. The Court has set dates for preliminary proceedings of disclosure. The Company believes it has strong defenses against the plaintiffs claim, and accordingly has good chances to dismiss the claim. At this stage, the Company and its legal advisors are unable to estimate the financial impact, if any, of this claim. However, if the Company does not prevail, its financial position and results of operation may be adversely affected.

            c. On September 11, 2006, Mr. Rabbi, a shareholder of the Company, filed a derivative action and a motion to permit him to file the derivative action against 4 directors of the Company and the Company, arguing that options were allegedly allocated to officers and employees of the Company in violation of applicable law. Mr. Rabbi claimed that the aforementioned actions allegedly caused damages to the Company. On October 17, 2006, the Company filed a motion to change its title in the motion to permit the filing of the derivative action from "Formal Respondent" to a "Respondent," and Mr. Rabbi has consented to this motion. The Company received an extension of time to file its response to the motion until December 25, 2006. At this stage, the Company and its legal advisors are unable to estimate the financial impact, if any, of this claim.

            d. Four lawsuits were filed by purported shareholders of the Company in the Superior Court of the State of California (County of Santa Clara), naming as defendants each of the directors of the Company, including one director who also serves as its President, and Chief Executive Officer, and naming its then Chief Financial Officer (currently the Chief Operating Officer) and SanDisk as defendants, and naming the Company as a nominal defendant. The allegations in the lawsuits are virtually identical and assert purported class action and derivative claims. The alleged derivative claims assert, among other things, breach of fiduciary duties, abuse of control, constructive fraud, corporate waste, unjust enrichment and gross mismanagement with respect to past stock option grants. The alleged class action claims allege, among other things, breach of fiduciary duties by the Company's directors relating to the proposed merger transaction with SanDisk. The class action claims also include a claim against SanDisk for aiding and abetting the Company's directors' alleged breach of fiduciary duties relating to the proposed merger. The complaints seek, among other things, equitable relief, including enjoining the proposed merger, and compensatory and punitive damages. The plaintiffs, the Company and SanDisk have entered into a stipulation which has been approved by the Court providing that, among other things, the four actions be consolidated and no defendant served need respond to the existing complaints and that any defendant served will have 30 days from the service of a consolidated, amended complaint to file a responsive pleading or motion with respect to the complaint. The Company also has received certain discovery requests which the Company has served objections to. On October 27, 2006, the plaintiffs filed and served their consolidated amended shareholder class action and derivative complaint, which is substantially similar to the previously filed complaints. The company currently has until November 27, 2006, to answer, move against or otherwise respond to the new complaint.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 5:-    LITIGATION (CONT.)

            At this stage, the Company and its legal advisors are unable to estimate the financial impact, if any, of this claim.

NOTE 6:-    INCOME TAX

            The provision for income taxes is comprised as follows:

                                                        NINE MONTHS
                                                    ENDED SEPTEMBER 30,
                                             ---------------------------------
                                                  2005               2006
                                             --------------     --------------
                                                         UNAUDITED
                                             ---------------------------------

              Domestic taxes:
              Current                          $         -        $     1,357
              Deferred                                   -               (724)
                                             --------------     --------------

                                                         -                633
                                             --------------     --------------

              Foreign taxes:
              Current                                    -              1,012
              Deferred                                   -             (1,004)
                                             --------------     --------------
                                                         -                  8
                                             --------------     --------------

              Taxes on income                  $         -        $       641
                                             ==============     ==============


            Deferred income taxes reflect the net tax effects of operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                    DECEMBER 31,         SEPTEMBER 30,
                                                                                       2005                  2006
                                                                                -------------------   -------------------
                                                                                                           UNAUDITED
                                                                                                      -------------------
            DEFERRED TAX ASSETS:
              Net operating loss carryforward of subsidiaries                     $          5,606     $           4,706
              Temporary differences relating to stock compensation                             677                     -
              Temporary differences relating to reserves, allowances and
                 research and development costs                                                382                 1,155
                                                                                -------------------   -------------------

            Total deferred tax asset before valuation allowance                              6,665                 5,861
            Valuation allowance for deferred tax assets                                     (6,497)                    -
                                                                                -------------------   -------------------

            Total deferred tax assets                                                          168                 5,861
                                                                                -------------------   -------------------

            DEFERRED TAX LIABILITIES:
              Temporary differences relating to exchange differences on loan
                 to foreign subsidiary                                                           -                (1,996)
              Temporary differences relating to available-for-sale equity
                 securities                                                                      -                (1,753)
              Temporary differences relating to intangible assets                           (3,867)               (3,641)
                                                                                -------------------   -------------------

            Total deferred tax liabilities                                                  (3,867)               (7,390)
                                                                                -------------------   -------------------

            TOTAL NET DEFERRED LIABILITIES                                        $         (3,699)    $          (1,529)
                                                                                ===================   ===================

            In the nine months period ended September 30, 2006, the Company's US subsidiary concluded to fully reverse its valuation allowance on deferred taxes expected to be reversed in 2007 and thereafter in the amount of approximately $ 4,900. Out of the aforementioned amount approximately $2,400 were in respect of loss carryforwards resulting from exercise of stock options and therefore recorded in APIC, while the remaining $2,500 were recorded in the income statement.


                   - - - - - - - - - - - - - - - - - - - - - -